SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
August 2004	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

SUITE 300, 250 - SIXTH AVENUE, S.W., BOW VALLEY SQUARE 4,
CALGARY, ALBERTA, CANADA T2P 3H7
(Address of Principal Executive Offices)

Telephone (403) 262-1838

            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

            FORM 20-F X                             Form 40-F

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes _____________                     No X

            If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):             N/A

EXHIBIT LIST

Exhibit                         Description

99                                 Press Release

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

August 26, 2004

                                                                                                        BIRCH MOUNTAIN RESOURCES LTD.

                                                                                                        By: /s/ Douglas J. Rowe
                                                                                                                DOUGLAS J. ROWE
                                                                                                                President and CEO